Exhibit 99.1

News Release

Stantec Commences Strategic Review of MWH Constructors

Company maintains focus on core business objectives while evaluating alternatives for top water and wastewater contractor

EDMONTON, AB; NEW YORK, NY (April 26, 2018) TSX, NYSE:STN

Stantec, today announces that it has initiated a strategic review for MWH Constructors, Stantec Treatment and Slayden (“Constructors”). Stantec acquired Constructors through its acquisition of MWH Global, completed in May 2016. As part of this review, Stantec will evaluate a range of strategic options to optimize the value of Constructors, to provide the best prospects for our people, clients and shareholders.

Constructors provides construction and construction management services on mainly water-related projects for key long-term clients. As ranked by Engineering News-Record, Constructors holds the No. 1 position among “Top International Contractors” for wastewater treatment and the No. 3 position for Sewer & Solid Waste.

Constructors predominantly operates in the United States and the United Kingdom. In the United States, Constructors and Slayden offer start-to-finish construction capabilities to municipal, utility, federal, and industrial clients, including commissioning and start-up services. In the United Kingdom, Constructors, operating as Stantec Treatment, participates primarily in design-build water and wastewater projects through joint ventures and alliance agreements. Constructors generated over $1 billion in gross revenue in 2017 representing 18.3% gross revenue organic growth over 2016. Constructors has approximately 1,900 professionals in North America and the United Kingdom.

The existing joint projects between Stantec and Constructors are a sound basis for business partnership going forward. Stantec has retained Perella Weinberg Partners, L.P. as financial advisor to assist in its review of strategic alternatives for Constructors. Additional insights on the review will be shared on Stantec’s first quarter conference call, scheduled for May 10, 2018 at 7:00AM MDT.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this news release that are not historical facts (including any statements concerning plans and objectives for future operations) are forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about proposed strategic alternatives. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact	Investor Contact	Advisor Contact
Danny Craig	Cora Klein	Christopher Mead
Stantec Media Relations	Stantec Investor Relations	Perella Weinberg Partners, L.P.
Ph: 949-923-6085	Ph: 780-969-2018	Ph: 424-330-3030
danny.craig@stantec.com	cora.klein@stantec.com	cmead@pwpartners.com

Design with community in mind